Exhibit 19.1

Internal Rules Relating to Insider Trading Regulations

<< Please keep the following points in mind when purchasing or selling shares or other securities >>

(1)   Please consult with the Secretarial Division before purchasing or selling shares or other securities of the Company or its listed subsidiaries.

(2)   Please inform the securities company where you purchase or sell shares or other securities that you are an “officer of Toyota Motor Corporation.”

Amended March 2022

Secretariat, Secretarial Division

Capital Strategy & Affiliated Companies Finance Division

Legal Department

1

Introduction – Background to Insider Trading Regulations

•

Insider trading is the act of a company insider or any other related party to trade shares or other securities using knowledge of non-public material facts etc. known only to company insiders (i.e., facts that are likely to have an impact on the stock price of the company if the facts are made public), that is, by taking advantage of the information gap between the company insider and general investors (for the definitions and description related to insider trading, see the following pages and beyond).

•

The 2013 amendments to the Financial Instruments and Exchange Act (the “FIEA”), which took effect in April 2014, introduced new regulations that prohibit any company insider from disclosing non-public material facts etc. of the company (communicating information) or recommending the purchase and sale of shares and other securities of the company (recommending trades) to a third party for such purposes as having the third party gain profits, even if the company insiders themselves do not engage in insider trading, as those acts would encourage insider trading.

•

Insider trading is strictly regulated by law in many countries around the world as an extremely malicious act (i.e., crime) (and of course in Japan, the U.S. and the United Kingdom, where Toyota’s stock is listed). Moreover, insider trading usually results in not only criminal and administrative penalties for the trader and the company to which the trader belongs, but also various social and moral sanctions (the name of the company may be spoken of for years in a disgraceful manner, as in the “Company XX case”). Similarly, even a mere “suspicion” of insider trading can cause significant damage to the trader and the company to which the trader belongs.

•

The primary reason for prohibiting insider trading is to “ensure transparency and fairness in the securities markets.” Since the securities market is a place to collect funds widely from the public and conduct open and fair transactions, transparency and fairness are strongly required. In order to ensure market transparency, fairness, and confidence in the market, it is essential to strictly regulate insider trading, which is an act of deception against general investors.

•

Therefore, we ask that you read these “Internal Rules” carefully, understand the purpose and outline of the insider trading regulations accurately, and when trading shares or other securities, comply with laws and regulations and follow appropriate procedures.

1.	Insider Trading

Insider trading is the act of a “company insider etc.” to “purchase or sell etc.” “shares or other securities” of a listed company etc. with knowledge of “material facts etc.” relating to the listed company etc.’s business etc. before such material facts etc. are “made public” (insider trading is prohibited because if a company insider uses “material facts etc.,” the company insider may do so at advantage over general investors, which is unfair and inequitable). “Persons affiliated with a tender offeror etc.” are also prohibited from purchasing or selling etc. shares of a (listed) target company with knowledge of a “fact of a tender offer etc.” before such fact is “made public.” The act of a person who is in possession of material facts etc. providing material facts etc. (communicating information) or recommending purchase or sale etc. of securities to a third party (recommending trades) before such material facts etc. are made public for purposes of having a third party gain profits or avoid losses through causing them to purchase or sell etc. shares or other securities is also prohibited by insider trading regulations.

2.	Company Insiders etc.

Under the FIEA, insider trading regulations apply if a person who falls under the category of “company insiders etc.” becomes aware of prescribed “material facts etc.” in relation to his or her duties. In other words, only the persons who have a certain relationship with the company are subject to insider trading regulations.

For “company insiders etc.,” please see the table below.

Company insider	①	An officer or employee of a listed company (including its parent and subsidiaries; hereinafter the same)
	②	A shareholder or similar right holder owning 3% or more of the issued shares of a listed company
	③	A person who has statutory authority over a listed company (e.g., public official who has authority to grant licenses and approvals to the listed company)
	④	A person who has concluded, or is in negotiations to conclude, a contract with a listed company (including an officer or employee of such a person, if such a person is a corporation)
	⑤	[If ② or ④ is a corporation] Another officer or employee who belongs to the same corporation

Former company insider	A person who has ceased to be a company insider within one year (only with respect to the information that the person came to know while the person was a company insider)

Information recipient	A person who has received information directly from a company insider or a former company insider

[If the information recipient has received information in the course of his or her duty and belongs to a corporation]

Another officer or employee who belongs to the same corporation

Furthermore, the following persons are also subject to the insider trading regulations.

①

A person who is affiliated with a tender offeror etc. (including officers and employees of the target company and a person who was affiliated with a tender offeror etc. (i.e., who has ceased to be a person who is affiliated with a tender offeror etc. within the past six months)

②

An officer or employee of a listed investment corporation (J-REIT) that has issued investment securities and its asset management company and an investor investing in those investment securities and a person who has ceased to be such officer, employee or investor within the past year

③	A person who has received information from a person set forth in ① and ② above

3.	Material Facts etc.

Under the FIEA, the act of purchasing or selling etc. shares or other securities with knowledge of non-public ‘material facts’ or ‘facts of a tender offer etc.’ (collectively, “material facts etc.”) constitutes a violation of the insider trading regulations. “Material facts” include the following (note that the following is not an exhaustive list; see also the “Criteria for information that should be treated as a material fact under the insider trading regulations” in the attached “Criteria for information that should be treated as a material fact by the Disclosure Committee”).

Item	Numeric criterion
(1) Damage resulting from natural disasters or business operations	• If the amount of damage is expected to account for 3% or more of net assets as of the end of the most recent fiscal year
(2) Business alliance (or dissolution of business alliance)

(e.g., establishing a new joint venture)

①   If the Company’s sales are expected to increase by 10% or more per year from the most recently ended fiscal year within three fiscal years

②   If the new joint venture’s sales multiplied by the Company’s investment ratio are expected to account for 10% or more of the Company’s sales for the most recently ended fiscal year within three fiscal years

③   If the new joint venture’s total assets multiplied by the Company’s investment ratio as of the end of any of the three fiscal years are expected to account for 30% or more of the Company’s net assets as of the end of the most recently ended fiscal year

(3) Solicitation of persons subscribing shares and stock acquisition rights (including bonds with stock acquisition rights)	• If the total payment value is expected to be 100 million yen or more
(4) Information on financial results (and revised earnings forecast)

(e.g., compared to the most recently disclosed earnings forecast)

(a)   Sales: increase or decrease by 10% or more

(b)   Ordinary income: increase or decrease by 30% or more with an increase or decrease in the greater of net assets or shareholders’ equity as of the end of the previous period by 5% or more

(c)   Net income: increase or decrease by 30% or more with an increase or decrease in the greater of net assets or shareholders’ equity as of the end of the previous period by 2.5% or more

(5) Increase or decrease of dividends	• The amount of the dividend increases or decreases by 20% or more from the previous period (both full year and interim).
(6) Merger, company split, and transfer/ acquisition of business

①   If sales for the current or following fiscal year are expected to increase or decrease by 10% or more from the most recently ended fiscal year

②   If total assets are expected to increase or decrease by 30% or more of net assets as of the end of the most recently ended fiscal year (excluding mergers with a wholly owned subsidiary and acquisitions of business from a wholly owned subsidiary)

Item	Numeric criterion
(7) Share split	• If the number of shares increased as a result of a stock split account for 10% or more
(8) Dissolution of a subsidiary

①   If total assets presented in the consolidated financial statements are expected to decrease by 30% or more of net assets as of the end of the most recently ended fiscal year

②   Sales presented in the consolidated financial statements for the current and following fiscal years are expected to decrease by 10% or more from the most recently ended fiscal year

*

Please note that, in addition to the facts listed above and in Appendix, the material facts concerning the operations, business, or assets of the listed company, and which would naturally encourage or discourage an ordinary investor to purchase or sell shares or other securities of the company if the ordinary investor becomes aware of such facts, are widely considered to be “material facts” (so-called the basket clause).

(Note) The Company will in principle determine whether a fact constitutes or does not constitute a “material facts etc.” in accordance with the FIEA as described above. However, under U.S. and UK law, there are no clear criteria for this, and determination is made on a case-by-case basis according to the abstract criteria of whether the fact has a material impact on investors’ investment decisions or whether the fact has a material impact on the price of the company’s securities in the market.

*

It also constitutes insider trading if a person who is affiliated with a tender offeror etc. (including a person who was formerly affiliated with a tender offeror etc. and an information recipient) purchases or sells shares of a (listed) target company with knowledge of ① the fact that the target company will be subject to a tender offer and/or ② the fact that a tender offer to purchase the shares of that listed target company which are equivalent to 5% or more of the total voting rights of that company will be made (① and ② are collectively referred to as the “fact of a tender offer etc.”) before the publication of such facts.

4.	Publication

The Company deems “material facts etc.” to have been made public when 24 hours* have elapsed from any of the following times.

①

When a representative director or a person who has been delegated by a representative director (e.g., general manager of the Public Affairs Division) officially announces material facts etc. to at least two media outlets (e.g., general newspaper publishers and Japan Broadcasting Corporation (NHK))

②

When the Company notifies material facts etc. to the financial instruments exchanges on which it is listed (e.g., Tokyo Stock Exchange (“TSE”)), and the material facts are made public on the websites of the financial instruments exchanges via TDnet (timely disclosure network system operated by TSE)

③

When annual securities reports, semiannual securities reports, extraordinary reports and other similar reports containing the matters related to material facts etc. are submitted to the Prime Minister and made public on EDINET (electronic corporate disclosure system operated by the Financial Services Agency).

*	As the Company’s stock is also listed on the stock exchanges in New York and London, we place importance on ensuring that material information is fully disseminated in the overseas markets, and in consideration of the time difference between the Japan market and the London and New York markets, the time of lifting the trading restrictions is set at “24 hours after each publication/announcement,” which is stricter than the rules under the FIEA*. However, when either the London Stock Exchange or the New York Stock Exchange is closed for business (e.g., holiday or trading halt), we may ask you to refrain from trading even after 24 hours have elapsed.

* <Reference>

Under the FIEA, information is deemed to have been made public at any of the following times.

①

When the period of 12 hours, which is for the disclosed material facts to be made known, has elapsed since a representative director or another officer or a person who has been delegated by a representative director or another officer officially announced material facts to at least two media outlets (e.g., general newspaper publishers and Japan Broadcasting Corporation (NHK))

②

When the Company notifies material facts to the financial instruments exchanges on which it is listed (e.g., Tokyo Stock Exchange (“TSE”)), and subsequently the material facts are made public by the financial instruments exchanges using electronic or magnetic means (e.g., via TDnet) pursuant to the provisions of the Cabinet Office Order

③

When annual securities reports, semiannual securities reports, extraordinary reports and other similar reports containing the matters related to material facts are made available for public inspection (including via EDINET)

5.	Shares and Other Securities

“Shares and other securities” include the following securities.

a.	Shares, stock acquisition rights, bonds with share options, and other similar securities listed in Japan
b.	Bonds with stock acquisition rights and other similar securities issued overseas by companies listed in Japan
c.	Unlisted share options, bonds, and other similar securities issued by companies listed in Japan
d.	Shares, ADSs*, bonds with stock acquisition rights, and other similar securities listed overseas

* ADSs, or American depositary shares, are a type of shares traded primarily on the U.S. securities market. In Toyota’s case, one ADS is equivalent to 10 shares of common stock of the Company, and the purchasers of ADSs are issued ADRs, or American depositary receipts (indicating that they are beneficial owner of shares).

The securities subject to insider trading regulations also include depository receipts (DRs) that represent rights in listed shares and other securities, securities that represent options on listed shares and other securities (covered warrants), exchangeable bonds with an option to exchange the bonds for the stock of a listed company other than the issuer (EB bonds), beneficiary certificates of investment trusts that invest only in shares and other securities, and investment securities of investment corporations.

6.	Purchase and Sale etc.

“Purchase and sale etc.” mean a purchase, sale, or other transfer or acquisition for value (whether in or out of a financial instruments exchange market). “Purchase and sale etc.” include not only a purchase and sale but also transactions such as exchange, payment in lieu, and contribution in kind, as long as ownership is transferred for value. In addition, securities index futures, securities options, foreign market securities futures, and securities over-the-counter derivatives transactions are also subject to insider trading regulations.

7.	Acts of Communicating Information and Recommending Trades to Third Parties

The following acts are prohibited as the acts of communicating information and recommending trades to a third party, which encourage insider trading.

①	A “company insider etc.”

②	who is in possession of non-public “material facts etc.” of a listed company,

③	for purposes of having a third party gain profits or avoid losses,

④	provides “material facts etc.” (communicating information) or recommends purchase or sale of securities to a third party (recommending trades).

*

Any acts that are conducted for legitimate business purposes are basically exempt from insider trading regulations as they are typically not conducted for the purpose of having a third party gain profits or avoid losses. Such exempted acts include information exchange and sharing within the company that is necessary in the course of business, investor relations (IR) activities for investors to provide information on the company’s operating and financial condition, and general recommendations to invest in the company as part of such IR activities.

Note that even if information is communicated in the course of legitimate business and the act is not subject to insider trading regulations, you should act carefully by, for instance, limiting the scope of communicating and sharing material facts etc. and the scope of information recipients to the minimum necessary.

< Internal Rules Applicable to Officers >

Ú	These rules apply to the Company’s directors, audit & supervisory board members, operating officers, executive fellows, and those who are equivalent to these members (“officers”).

(1)   Black-out period

You must not conduct “purchase and sale etc.” of any “shares or other securities” of the Company during the period between the end of each annual/quarterly accounting period of the Company and the “publication” of the financial results (approximately five weeks from the 1st of April, July, October and January of each year, respectively).

(2)   Prior consultation with Secretarial Division

If you intend to “purchase or sell etc.” “shares or other securities” of the Company or its (listed) subsidiary during the period other than the period set out in (1) above, you must consult with the Secretarial Division in advance and obtain confirmation that there are no problems before conducting such “purchase or sale etc.”

(The Secretarial Division that has received such consultation will ask the Disclosure Committee Secretariat whether there are “material facts etc.”, and the Disclosure Committee Secretariat will record the history of such inquiry and maintain record for five years from the response to such inquiry.)

If there are “material facts etc.” of the Company, even officers who are not in the possession of the “material facts etc.” must refrain from “purchasing and sell etc.” of “shares and other securities” of the Company. (However, with respect to “material facts etc.” concerning information on daily purchases during the share repurchase period, such policy of refraining from trading will not apply to the officers other than the CFO and the officer in charge of accounting.)

*   Please also consult with the Secretarial Division if there are any concern with respect to the “purchase or sale etc.” of “shares or other securities” of a group company, affiliated company, business partner, or any other relevant company (e.g., you have come to know material information about such company).

(3)   Duty to report trading (directors and audit & supervisory board members only)

If you have “purchased or sold etc.” “shares or other securities” of the Company, you must submit a report on such purchase or sale to the Prime Minister by the 15th day of the following month. If such “purchase or sale etc.” is conducted through a securities company, you will submit the report through such securities company.

*   Even if you conducted trading outside of Japan (e.g., you purchased ADSs of the Company in the U.S.), you must report it to the Prime Minister.

(4)   Policy of refraining from short-term purchasing and selling

You will refrain from selling “shares or other securities” of the Company within six months after purchasing them or from purchasing such “shares or other securities” within six months after selling them, as you may be subject to a claim for return of profits by the Company or shareholders.

(5)   Prohibition of insider trading of “shares and other securities” of another company

If you have come to know a “material facts etc.” about another (listed) company, you must not “purchase or sell etc.” “shares or other securities” of that company until the “material facts etc.” is made public.

(6)   Prohibition of insider trading by co-habiting family members

If you have come to know a “material facts etc.” about the Company, its subsidiary, or another (listed) company, you must not allow your co-habiting family members to “purchase or sell etc.” “shares or other securities” of that company until the “material facts etc.” is “made public.”

(7)   Rules for double hatting

If you also serve as an officer of another (listed) company and intend to “purchase or sell etc.” “shares or other securities” of that company, you will do so in accordance with the rules of that company.

(8)   Trading after resignation as officer

If you have resigned as officer of the Company (or another (listed) company), you must not “purchase or sell etc.” “shares or other securities” of that company until the “material facts etc.” of that company that you came to know during your term of office is “made public”; provided, however, that this will not apply if one year has elapsed since your resignation.

(9)   Registration as insider

If you have come to know a “material facts etc.” that needs to be “made public,” you will be informed that you fall under the category of insiders and the date and time of the information to be made public at the responsibility of the department in charge. You will also be registered as an insider*1 handling such “material facts etc.”*2.

The insider list will list your title, name, and registration date by type of “material facts etc.”

The insider list must be retained by the Disclosure Committee Secretariat for at least five years from the date on which it was prepared or last updated and must be submitted promptly upon request by the relevant UK authority.

*1   Officers and employees of the Company and its subsidiaries who obtains the material fact in the course of their duties, as well as those who provide services under an employment or other contract with the Company and have obtained material internal information.

*2   §2 of the Disclosure Rules and Transparency Rules (hereinafter in this Note 2, the “Rules”) of the Financial Conduct Authority (the “FCA”) requires the companies whose shares are listed on a stock exchange in the U.K. (the Company is listed on the London Stock Exchange) to prepare, retain, submit, and otherwise maintain the insider list.

[Overview of the requirements]

①   An issuer must ensure that it prepares a list of insiders containing the identity of each person having access to inside information (including service providers), the reason why such person is on the insider list, and the date on which the insider list was created and updated. (Rules § 2.8.1 R and Rules § 2.8.3 R)

②   An insider list must be promptly updated when there is a change in the reason why a person is already on the list, and when any person who falls under the category of insiders is added to, registered in or deleted from the insider list. (Rules § 2.8.4 R)

③   An issuer must keep the insider list (for at least five years from the date on which it is drawn up or updated, whichever is the latest). (Rules § 2.8.5 R)

④   If so requested, an issuer must provide to the FCA as soon as possible an insider list. (Rules § 2.8.2 R)

⑤   An issuer must take the necessary measures to ensure that its employees with access to inside information and any persons who fall under the category of insiders acknowledge the legal and regulatory duties entailed and are aware of the sanctions attaching to the misuse or improper circulation of such information. (Rules § 2.8.9 R and Rules § 2.8.10 R)

* Penalties: Knowingly committed violations may be subject to sanctions or publication of the violation. (Rules § 1.5.3)

(Note)

The above rules will not apply to the acquisition of shares through the exercise of stock acquisition rights under a stock option agreement; provided, however, that the above rules will apply to the sale of shares actually acquired through the exercise of stock acquisition rights.

< Internal Rules Applicable to Employees etc. >

Ú

Employees and other workers of the Company and its subsidiaries (meaning those who are engaged in the business of the Company and its subsidiaries, regardless of whether they have any employment or contractual relationship with the Company or its subsidiaries, or regardless of their position or title. Therefore, these terms include part time employees, temporary employees, secondees and loaned employees, in addition to employees. These employees and other workers are hereinafter referred to as “employees etc.”) are also subject to insider trading regulations. Therefore, the Company has established rules for employees etc. convening the following matters and ensures that they are fully aware of them. Please note that if a supervisor/manager who is aware of a subordinate engaging in insider trading fails to take appropriate action, the supervisor/manager may be subject to the same penalties as the violator under U.S. law.

Ú	The Company has also required its overseas affiliated entities to have similar internal rules in accordance with the laws of the countries where they are located.

(1)   If you have come to know a “material facts etc.” about the Company, its subsidiary or another (listed company), you must not “purchase or sell etc.” “shares or other securities” of that company until such “material facts etc.” are “made public.”

(2)   If you have come to know a “material facts etc.” about the Company, its subsidiary or another (listed company), you must not share it with third parties unless that is necessary in the course of business.

(3)   If a department is to handle a “material facts etc.” of the Company, its subsidiary or another (listed) company, the head (general manager) of the department will register the persons handling the “material facts etc.*” and submit an insider list to the Disclosure Committee Secretariat and will also ensure information management and the matters set out in (1) and (2) above.

*   Persons handling a material fact etc.: officers and employees etc of the Company or its subsidiaries (companies stated as belonging to the corporate group of the Company in the most recent annual securities report etc. of the Company) (meaning those who are engaged in the business of the Company or its subsidiaries, regardless of whether they have any employment or contractual relationship with the Company or its subsidiaries, or regardless of their position or title. Therefore, these terms include part time employees, temporary employees, secondees and loaned employees, in addition to employees.) who have come to know a material facts etc. in the course of their duties, as well as the persons who have concluded, or are in negotiations to conclude, a contract with the Company, and who have come to know a material facts etc. in the course of concluding or negotiating the contract (e.g., business partners, business alliance partners, attorneys, certified public accountants, certified public tax accountants, and consultants)

(Note)	Please be aware that if an employee etc. who is subject to the Company’s Rules of Employment violates (1) or (2) above, it also constitutes a violation of the Company’s Rules of Employment.
Rules of Employment § 11, item (xvi) (Matters to Comply with)

“You must not use a secret learned in the course of business to purchase or sell shares or other securities directly or indirectly during your employment or after leaving the Company, before the secret is made public.”

Rules of Employment § 75, item (xvi) (Disciplinary Dismissal)

“If you use a secret learned in the course of business to purchase or sell shares or other securities directly or indirectly before the secret is made public.”

(Note) The Company’s Confidentiality Management Regulation also contain a provision prohibiting insider trading.

Confidentiality Management Regulation § 28 (2) Prohibition of Insider Trading Set Forth in the Financial Instruments and Exchange Act

“Employees etc. who have come to know a confidential matter must not engage in insider trading set forth in the Financial Instruments and Exchange Act. The persons responsible for confidentiality management or the persons engaged in confidentiality management in the departments involved in the material facts set forth in the Financial Instruments and Exchange Act which have not been made public must take measures such as registering and managing those involved in such material fact.”